        STATEMENTS

Exhibit 99.2

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	March 31, 2021	December 31, 2020
Assets
Current Assets
Cash and cash equivalents		$189,016	$114,455
Accounts receivable	5	208,742	106,376
Derivative financial assets	17	4,785	3,550
Other current assets		5,918	7,137
		408,461	231,518
Property, plant and equipment:
Crude oil and natural gas properties (full cost method)	6	1,237,659	575,559
Other capital assets, net	6	19,827	19,524
Property, plant and equipment		1,257,486	595,083
Right-of-use assets	11	32,173	32,853
Deferred income tax asset	15	593,348	607,001
Total Assets		$2,291,468	$1,466,455

Liabilities
Current liabilities
Accounts payable	8	$290,808	$251,822
Dividends payable		2,568	2,225
Current portion of long-term debt	9	102,506	103,836
Derivative financial liabilities	17	118,944	19,261
Current portion of lease liabilities	11	13,765	13,391
		528,591	390,535
Derivative financial liabilities	17	39,720	—
Long-term debt	9	880,680	386,586
Asset retirement obligation	10	156,734	130,208
Lease liabilities	11	22,227	23,446
		1,099,361	540,240
Total Liabilities		1,627,952	930,775

Shareholders’ Equity
Share capital – authorized unlimited common shares, no par value Issued and outstanding: March 31, 2021 – 257 million shares December 31, 2020 – 223 million shares	16	3,236,117	3,096,969
Paid-in capital		36,305	50,604
Accumulated deficit		(2,924,685)	(2,932,017)
Accumulated other comprehensive income/(loss)		315,779	320,124
		663,516	535,680
Total Liabilities & Shareholders' Equity		$2,291,468	$1,466,455

Subsequent Events	9,19

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

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Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

		Three months ended
		March 31,
(CDN$ thousands, except per share amounts) unaudited	Note	2021	2020
Revenues
Crude oil and natural gas sales, net of royalties	12	$288,801	$228,127
Commodity derivative instruments gain/(loss)	17	(69,843)	131,341
		218,958	359,468
Expenses
Operating		64,522	79,020
Transportation		32,823	35,329
Production taxes		17,452	15,444
General and administrative	13	16,272	19,185
Depletion, depreciation and accretion		46,460	95,192
Asset impairment	7	4,300	—
Interest		6,823	8,911
Foreign exchange (gain)/loss	14	122	(5,637)
Transaction costs and other expense/(income)	4	4,524	(229)
		193,298	247,215
Income/(Loss) before taxes		25,660	112,253
Current income tax expense/(recovery)	15	—	27
Deferred income tax expense/(recovery)	15	10,963	109,350
Net Income/(Loss)		$14,697	$2,876

Other Comprehensive Income/(Loss)
Unrealized gain/(loss) on foreign currency translation		(12,867)	131,774
Foreign exchange gain/(loss) on net investment hedge with U.S. denominated debt	14,17	8,522	(50,062)
Total Comprehensive Income/(Loss)		$10,352	$84,588

Net income/(Loss) per share
Basic	16	$0.06	$0.01
Diluted	16	$0.06	$0.01

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

2               ENERPLUS 2021 Q1 REPORT

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Three months ended
	March 31,
(CDN$ thousands) unaudited	2021	2020
Share Capital
Balance, beginning of period	$3,096,969	$3,088,094
Issue of shares (net of issue costs, less tax)	127,248	—
Purchase of common shares under Normal Course Issuer Bid	—	(4,731)
Share-based compensation – treasury settled	11,900	13,824
Balance, end of period	$3,236,117	$3,097,187

Paid-in Capital
Balance, beginning of period	$50,604	$59,490
Share-based compensation – cash settled (tax withholding)	(4,491)	(7,232)
Share-based compensation – treasury settled	(11,900)	(13,824)
Share-based compensation – non-cash	2,092	5,996
Balance, end of period	$36,305	$44,430

Accumulated Deficit
Balance, beginning of period	$(2,932,017)	$(1,984,365)
Purchase of common shares under Normal Course Issuer Bid	—	2,195
Net income/(loss)	14,697	2,876
Dividends declared ($0.01 per share)	(7,365)	(6,670)
Balance, end of period	$(2,924,685)	$(1,985,964)

Accumulated Other Comprehensive Income/(Loss)
Balance, beginning of period	$320,124	$308,339
Unrealized gain/(loss) on foreign currency translation	(12,867)	131,774
Foreign exchange gain/(loss) on net investment hedge with U.S. denominated debt	8,522	(50,062)
Balance, end of period	$315,779	$390,051
Total Shareholders’ Equity	$663,516	$1,545,704

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

		Three months ended
		March 31,
(CDN$ thousands) unaudited	Note	2021	2020
Operating Activities
Net income/(loss)		$14,697	$2,876
Non-cash items add/(deduct):
Depletion, depreciation and accretion		46,460	95,192
Asset impairment	7	4,300	—
Changes in fair value of derivative instruments	17	49,842	(96,428)
Deferred income tax expense/(recovery)	15	10,963	109,350
Foreign exchange (gain)/loss on debt and working capital	14,17	319	(2,415)
Share-based compensation and general and administrative	13,16	1,842	7,755
Amortization of debt issuance costs		73	—
Translation of U.S. dollar cash held in Canada	14	(448)	(3,103)
Asset retirement obligation expenditures	10	(7,080)	(10,794)
Changes in non-cash operating working capital	18	(83,729)	20,306
Cash flow from/(used in) operating activities		37,239	122,739

Financing Activities
Bank term loan	9	501,286	—
Proceeds from the issuance of shares	16	125,746	—
Purchase of common shares under Normal Course Issuer Bid	16	—	(2,536)
Share-based compensation – cash settled (tax withholding)	16	(4,491)	(7,232)
Dividends	16,18	(7,019)	(6,661)
Cash flow from/(used in) financing activities		615,522	(16,429)

Investing Activities
Capital and office expenditures	18	(51,762)	(129,342)
Bruin acquisition	4	(528,597)	—
Property and land acquisitions		(3,407)	(2,256)
Property divestments		4,995	5,578
Cash flow from/(used in) investing activities		(578,771)	(126,020)
Effect of exchange rate changes on cash and cash equivalents		571	10,137
Change in cash and cash equivalents		74,561	(9,573)
Cash and cash equivalents, beginning of period		114,455	151,649
Cash and cash equivalents, end of period		$189,016	$142,076

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

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        NOTES

Notes to Condensed Consolidated Financial Statements

(unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements (“interim Consolidated Financial Statements”) and notes present the financial position and results of Enerplus Corporation (the “Company” or “Enerplus”) including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus’ head office is located in Calgary, Alberta, Canada.

2) BASIS OF PREPARATION

Enerplus’ interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the three months ended March 31, 2021 and the 2020 comparative periods. Certain prior period amounts have been reclassified to conform with current period presentation. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with Enerplus’ annual audited Consolidated Financial Statements as of December 31, 2020.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. Actual results could differ from these estimates, and changes in estimates are recorded when known. Significant estimates made by management include: crude oil and natural gas reserves and related present value of future cash flows, depreciation, depletion and accretion (“DD&A”), fair value of acquired property, plant and equipment, impairment of property, plant and equipment, asset retirement obligations, income taxes, ability to realize deferred income tax assets and the fair value of derivative instruments. The estimation of crude oil and natural gas reserves and the related present value of future cash flows involves the use of independent reservoir engineering specialists and numerous estimates and assumptions including forecasted production volumes, forecasted operating, royalty and capital cost assumptions and assumptions around commodity pricing. When estimating the present value of future cash flows, the discount rate is not directly adjusted for the potential impacts, if any, due to climate change factors. The ultimate period in which global energy markets can fully transition from carbon-based sources to alternative energy is highly uncertain. Enerplus uses the most current information available and exercises judgment in making these estimates and assumptions.

In early March 2020, the World Health Organization declared the coronavirus (“COVID-19”) outbreak a pandemic. Responses to the spread of COVID-19 have resulted in a challenging economic climate, with more volatile commodity prices and foreign exchange rates, and a decline in long-term interest rates. Although global economies have begun to recover, markets remain volatile and the timing of a full economic recovery remains uncertain. It is difficult to reliably estimate the length or severity of these developments and their financial impact. The impacts of the economic downturn to Enerplus have been considered in management’s estimates described above at March 31, 2021; however, estimates made during periods of extreme volatility are subject to a higher level of uncertainty and as a result, there may be further prospective material impacts in future periods.

3) ACCOUNTING POLICY CHANGES

Recently adopted accounting standards

Government Assistance

In 2020, the Alberta, Saskatchewan, and British Columbia provincial governments created programs and provided funding to support the clean-up of inactive or abandoned crude oil and natural gas wells. Enerplus has applied for and benefited from these programs in 2021. The programs provide funding directly to oil field service contractors engaged by companies to perform abandonment, remediation, and reclamation work. Upon completion of the work, the contractors submit invoices to the provincial government for reimbursement for the pre-approved funding amounts. Enerplus recognizes the assistance once the abandonment, remediation, and reclamation work has been completed by the contractor. The benefit of the funding received by the contractor is reflected as a reduction of asset retirement obligation expenditures.

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4) BUSINESS COMBINATION

Bruin E&P HoldCo, LLC Acquisition

On January 25, 2021, Enerplus Resources (USA) Corporation, an indirect wholly-owned subsidiary of Enerplus entered into a purchase agreement to acquire all of the equity interests of Bruin E&P HoldCo, LLC (“Bruin”) for total cash consideration of US$465 million, subject to certain purchase price adjustments. Bruin was a private company that held oil and gas interests in certain properties located in the Williston Basin, North Dakota. The effective date of the acquisition was January 1, 2021, and the acquisition was completed on March 10, 2021.

The acquisition was funded through a new three-year US$400 million term loan provided by a syndicate of financial institutions as well as a portion of the proceeds raised through a bought deal offering of common shares of the Company, which was completed on February 3, 2021. A total of 33,062,500 common shares were issued at a price of $4.00 per common share for gross proceeds of approximately $132.3 million (net proceeds of $127.2 million).

The acquisition contributed $26.2 million to crude oil and natural gas revenues net of royalties and $15.2 million to consolidated net earnings from the acquisition date to March 31, 2021. Transaction costs have been estimated at $6.0 million with $4.5 million incurred at March 31, 2021.

If the transaction had occurred on January 1, 2021, the combined entity’s unaudited pro-forma crude oil and natural gas revenues net of royalties would be $360.1 million and the net loss would be $32.1 million for the three months ended March 31, 2021 (2020 – $344.1 million and a net loss of $419.7 million). The unaudited pro-forma information may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. No adjustment has been made to reflect operating synergies that may be realized as a result of the transaction.

Preliminary Purchase Price Consideration

The transaction was accounted for as an acquisition of a business under U.S. GAAP. The purchase price is measured as the fair value of the assets transferred, equity instruments issued, and liabilities incurred or assumed at the acquisition date. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The purchase price allocation is subject to change based on information that may not yet be available. Enerplus expects the purchase price allocation to be finalized within 90-days following the acquisition date, during which time the value of the net assets and liabilities acquired may be revised as appropriate.

Preliminary Purchase Price Equation

(CDN$ thousands)	At March 10, 2021
Consideration
Purchase Price (US$465 million)	$587,667
Preliminary purchase price adjustments	(59,070)
Total Consideration	$528,597

Fair value of identifiable assets and liabilities of Bruin
Accounts receivable Other current assets Property, plant and equipment Right of use assets Accounts payable Asset retirement obligations Derivative financial liabilities Lease liabilities	39,174 1,929 652,920 2,391 (41,153) (27,759) (96,514) (2,391)
Total identifiable net assets	$528,597

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5) ACCOUNTS RECEIVABLE

($ thousands)	March 31, 2021	December 31, 2020
Accrued revenue	$195,163	$93,147
Accounts receivable – trade	18,637	16,641
Allowance for doubtful accounts	(5,058)	(3,579)
Total accounts receivable, net of allowance for doubtful accounts	$208,742	$106,209

6) PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

		Accumulated Depletion,
As of March 31, 2021		Depreciation, and
($ thousands)	Cost	Impairment	Net Book Value
Crude oil and natural gas properties(1)	$15,850,701	$(14,613,042)	$1,237,659
Other capital assets	128,832	(109,005)	19,827
Total PP&E	$15,979,533	$(14,722,047)	$1,257,486

		Accumulated Depletion,
As of December 31, 2020		Depreciation, and
($ thousands)	Cost	Impairment	Net Book Value
Crude oil and natural gas properties(1)	$15,227,076	$(14,651,517)	$575,559
Other capital assets	127,527	(108,003)	19,524
Total PP&E	$15,354,603	$(14,759,520)	$595,083
(1)	All of the Company’s unproved properties are included in the full cost pool.

7) IMPAIRMENT

a)	Impairment of PP&E

	Three months ended March 31,
($ thousands)	2021	2020
Crude oil and natural gas properties:
Canada cost centre	$4,300	$—
U.S. cost centre	—	—
Impairment expense	$4,300	$—

At March 31, 2021, we recognized $4.3 million (March 31, 2020 – nil) of PP&E impairments in our Canadian cost centre. The primary factors that affect future ceiling values include future first-day-of-the-month commodity prices, reserves revisions, capital expenditure levels and timing, acquisition and divestment activity, and production levels.

The following table outlines the twelve month average trailing benchmark prices and exchange rates used in Enerplus’ ceiling tests from March 31, 2020 through March 31, 2021:

	WTI Crude Oil	Edm Light Crude	U.S. Henry Hub	Exchange Rate
Period	US$/bbl	CDN$/bbl	Gas US$/Mcf	US$/CDN$
Q1 2021	$39.95	46.10	2.18	1.33
Q4 2020	39.54	45.56	2.00	1.34
Q3 2020	43.63	50.03	1.97	1.34
Q2 2020	47.37	54.94	2.08	1.34
Q1 2020	55.96	66.42	2.30	1.33

b)	Ceiling Test Exemption

Pursuant to Rule 4-10(c)(4) of Regulation S-X, at each reporting period we are required to calculate the full cost ceiling test using constant prices as defined by the SEC. SEC prices are calculated as the unweighted average of the trailing twelve first-day-of-the-month commodity prices. At March 31, 2021, the calculation resulted in the net carrying costs of our crude oil and natural gas properties in our U.S. cost centre exceeding the ceiling test limitation by approximately US$265 million primarily due to the difference in the ceiling value using SEC constant prices for the assets acquired in the Bruin acquisition compared to the carrying value, which more closely represents fair market value based on forward prices. Given the short duration between closing of the Bruin acquisition and the required ceiling test calculation, we requested and received a temporary exemption from the SEC to exclude the properties acquired from Bruin in the full cost ceiling test for the first, second, third and fourth quarters of 2021.

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The request for an exemption was made because we believe the fair value of the Bruin assets exceeds the full cost ceiling test and can be demonstrated to exceed its net carrying value. Our expectation of future prices is principally based on forecasted commodity prices as estimated by independent third-party reserve engineers, adjusted for basis differentials. We believe that forecasted commodity pricing reflects an independent pricing point for determining fair value. Management’s internal valuation model demonstrated that the fair value of the Bruin crude oil and natural gas properties exceeded the calculated ceiling test limitation as of March 31, 2021.

We recognize that, due to the volatility associated with crude oil and natural gas prices, a downward trend in market prices could occur.  If that were to occur and is deemed to be other than a temporary trend, we would assess the Bruin acquisition for impairment during the requested exemption period. Further, if we cannot demonstrate that fair value exceeds the unamortized carrying costs during the requested exemption period prior to issuance of our financial statements, we would recognize an impairment.

8) ACCOUNTS PAYABLE

($ thousands)	March 31, 2021	December 31, 2020
Accrued payables	$94,484	$107,254
Accounts payable – trade	196,324	144,568
Total accounts payable	$290,808	$251,822

9) DEBT

($ thousands)	March 31, 2021	December 31, 2020
Current:
Senior notes	$102,506	$103,836
Long-term:
Term Loan	499,046	—
Senior notes	381,634	386,586
Total debt	$983,186	$490,422

Upon closing the Bruin acquisition on March 10, 2021, Enerplus entered into a three-year senior unsecured US$400 million term loan. The drawn fees align with those on Enerplus’ existing bank credit facility, which range between 125 and 315 basis points over banker’s acceptance or LIBOR rates. The term loan includes financial and other covenants consistent with Enerplus’ existing bank credit facility. The term loan ranks equally with the bank credit facility and outstanding senior notes. Debt issuance costs of $3.4 million have been netted against the term loan liability and are being amortized over the three-year term. For the three months ended March 31, 2021, total amortization of debt issuance costs was $0.1 million.

Subsequent to the quarter, Enerplus increased and extended its senior unsecured bank credit facility to US$900 million from US$600 million with a maturity of October 31, 2025 and transitioned the facility to a sustainability linked credit facility. Refer to Note 19 for further information.

The terms and rates of the Company’s outstanding senior notes are provided below:

				Original	Remaining	CDN$ Carrying
	Interest		Coupon	Principal	Principal	Value
Issue Date	Payment Dates	Principal Repayment	Rate	($ thousands)	($ thousands)	($ thousands)
September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	US$200,000	US$105,000	$131,902
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	25,124
May 15, 2012	May 15 and Nov 15	4 equal annual installments beginning May 15, 2021	4.40%	US$355,000	US$238,400	299,478
June 18, 2009	June 18	Final installment on June 18, 2021	7.97%	US$225,000	US$22,000	27,636
			Total carrying value			$484,140

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10) ASSET RETIREMENT OBLIGATION

($ thousands)	March 31, 2021	December 31, 2020
Balance, beginning of year	$130,208	$138,049
Change in estimates	6,198	1,331
Property acquisitions and development activity	49	2,246
Bruin acquisition (Note 4)	27,759	—
Divestments	(1,915)	(1,030)
Settlements	(7,080)	(17,709)
Accretion expense	1,515	7,321
Balance, end of period	$156,734	$130,208

Enerplus has estimated the present value of its asset retirement obligation to be $156.7 million at March 31, 2021 based on a total undiscounted uninflated liability of $441.5 million (December 31, 2020 – $130.2 million and $348.4 million, respectively). The asset retirement obligation was calculated using a weighted average credit-adjusted risk-free rate of 5.33% and inflation rate of 0.9% (December 31, 2020 – 5.35% and 0.9%).

In 2021, Enerplus benefited from provincial government assistance to support the clean-up of inactive or abandoned crude oil and natural gas wells. These programs provide funding directly to oil field service contractors engaged by Enerplus to perform abandonment, remediation, and reclamation work. The funding received by the contractor is reflected as a reduction of decommissioning costs for the Company. For the three months ended March 31, 2021, Enerplus benefited from $1.7 million in government assistance.

11) LEASES

The Company incurs lease payments related to office space, drilling rig commitments, vehicles and other equipment. Leases are entered into and exited in coordination with specific business requirements which include the assessment of the appropriate durations for the related leased assets. Short-term leases with a lease term of 12 months or less are not recorded on the Condensed Consolidated Balance Sheet. Such items are charged to operating expenses and general and administrative expenses in the Condensed Consolidated Statement of Income/(Loss), unless the costs are included in the carrying amount of another asset in accordance with U.S. GAAP.

($ thousands)	March 31, 2021	December 31, 2020
Assets
Operating right-of-use assets	$32,173	$32,853

Liabilities
Current operating lease liabilities	$13,765	$13,391
Non-current operating lease liabilities	22,227	23,446
Total lease liabilities	$35,992	$36,837

Weighted average remaining lease term (years)
Operating leases	3.7	3.9

Weighted average discount rate
Operating leases	4.0%	4.2%

The components of lease expense for the three months ended March 31, 2021 are as follows:

	Three months ended March 31,
($ thousands)	2021	2020
Operating lease cost	$3,606	$5,132
Variable lease cost	30	317
Short-term lease cost	703	5,285
Sublease income	(242)	(293)
Total	$4,097	$10,441

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Maturities of lease liabilities, all of which are classified as operating leases at March 31, 2021 are as follows:

($ thousands)	Operating Leases
2021	$11,985
2022	9,465
2023	7,321
2024	6,199
2025	1,186
After 2025	2,663
Total lease payments	$38,819
Less imputed interest	(2,827)
Total discounted lease payments	$35,992
Current portion of lease liabilities	$13,765
Non-current portion of lease liabilities	$22,227

Supplemental information related to leases is as follows:

	Three months ended March 31,
($ thousands)	2021	2020
Cash amounts paid to settle lease liabilities:
Operating cash flow used for operating leases	$3,732	$4,929
Right-of-use assets obtained/(terminated) in exchange for lease obligations:
Operating leases	$2,719	$523

12) CRUDE OIL AND NATURAL GAS SALES

	Three months ended March 31,
($ thousands)	2021	2020
Crude oil and natural gas sales	$359,291	$285,598
Royalties(1)	(70,490)	(57,471)
Crude oil and natural gas sales, net of royalties	$288,801	$228,127
(1)	Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).

Crude oil and natural gas revenue by country and by product for the three months ended March 31, 2021 and 2020 are as follows:

Three months ended March 31, 2021	Total revenue, net		Natural	Natural gas
($ thousands)	of royalties(1)	Crude oil(2)	gas(2)	liquids(2)	Other(3)
Canada	$34,546	$29,053	$3,879	$1,314	$300
United States	254,255	177,488	60,932	15,825	10
Total	$288,801	$206,541	$64,811	$17,139	$310

Three months ended March 31, 2020	Total revenue, net		Natural	Natural gas
($ thousands)	of royalties(1)	Crude oil(2)	gas(2)	liquids(2)	Other(3)
Canada	$27,091	$21,989	$3,388	$1,094	$620
United States	201,036	159,765	37,466	3,750	55
Total	$228,127	$181,754	$40,854	$4,844	$675
(1)	Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).
(2)	U.S. sales of crude oil and natural gas relate primarily to the Company’s North Dakota and Marcellus properties, respectively. Canadian crude oil sales relate primarily to the Company’s waterflood properties.
(3)	Includes third party processing income.

13) GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended March 31,
($ thousands)	2021	2020
General and administrative expense(1)	$12,989	$12,335
Share-based compensation expense	3,283	6,850
General and administrative expense	$16,272	$19,185
(1)	Includes a non-cash lease credit of $115 in 2021 and an expense of $68 in 2020.

10               ENERPLUS 2021 Q1 REPORT

14) FOREIGN EXCHANGE

	Three months ended March 31,
($ thousands)	2021	2020
Realized:
Foreign exchange (gain)/loss	$251	$(119)
Translation of U.S. dollar cash held in Canada (gain)/loss	(448)	(3,103)
Unrealized:
Translation of working capital (gain)/loss	319	(2,415)
Foreign exchange (gain)/loss	$122	$(5,637)

15) INCOME TAXES

	Three months ended March 31,
($ thousands)	2021	2020
Current tax
Canada	$—	$—
United States	—	27
Current tax expense/(recovery)	—	27
Deferred tax
Canada	$(13,022)	$124,481
United States	23,985	(15,131)
Deferred tax expense/(recovery)	10,963	109,350
Income tax expense/(recovery)	$10,963	$109,377

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by the following: expected annual earnings, recognition or reversal of valuation allowance, foreign rate differentials for foreign operations, statutory and other rate differentials, non-taxable portions of capital gains and losses, and share-based compensation.

The Company’s overall net deferred income tax asset was $593.3 million as at March 31, 2021 (December 31, 2020 – $607.0 million).

16) SHAREHOLDERS’ EQUITY

a) Share Capital

	Three months ended		Year ended
Authorized unlimited number of common shares issued:	March 31, 2021		December 31, 2020
(thousands)	Shares	Amount	Shares	Amount
Balance, beginning of year	222,548	$3,096,969	221,744	$3,088,094

Issued/(Purchased) for cash:
Issue of shares (net of issue costs, less tax)	33,063	127,248	—	—
Purchase of common shares under Normal Course Issuer Bid	—	—	(340)	(4,731)

Non-cash:
Share-based compensation – treasury settled(1)	1,140	11,900	1,160	13,824
Cancellation of predecessor shares	—	—	(16)	(218)
Balance, end of period	256,751	$3,236,117	222,548	$3,096,969
(1)	The amount of shares issued on long-term incentive settlement is net of employee withholding taxes.

Dividends declared to shareholders for the three months ended March 31, 2021 were $7.4 million (2020 – $6.7 million).

During the three months ended March 31, 2021, Enerplus issued 33,062,500 common shares at a price of $4.00 per common share for gross proceeds of $132.3 million ($127.2 million, net of $6.6 million in issue costs, less $1.5 million in tax) pursuant to a bought deal prospectus offering under its base shelf prospectus.

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b) Share-based Compensation

The following table summarizes Enerplus’ share-based compensation expense, which is included in General and Administrative expense on the Condensed Consolidated Statements of Income/(Loss):

	Three months ended March 31,
($ thousands)	2021	2020
Cash:
Long-term incentive plans (recovery)/expense	$2,749	$(2,747)
Non-Cash:
Long-term incentive plans expense	1,126	7,689
Equity swap (gain)/loss	(592)	1,908
Share-based compensation expense	$3,283	$6,850

i) Long-term Incentive (“LTI”) Plans

The following table summarizes the Performance Share Unit (“PSU”), Restricted Share Unit (“RSU”) and Director Deferred Share Unit (“DSU”) and Director RSU (“DRSU”) activity for the three months ended March 31, 2021:

	Cash-settled LTI plans	Equity-settled LTI plans		Total
(thousands of units)	Director Plans	PSU(1)	RSU
Balance, beginning of year	555	2,552	1,825	4,932
Granted	259	2,100	2,100	4,459
Vested	(13)	(728)	(861)	(1,603)
Forfeited	—	—	(27)	(27)
Balance, end of period	801	3,923	3,037	7,761
(1)	Based on underlying awards before any effect of the performance multiplier.

Cash-settled LTI Plans

For the three months ended March 31, 2021, the Company recorded a cash share-based compensation expense of $2.8 million (March 31, 2020 – recovery of $ 2.7 million).

As of March 31, 2021, a liability of $5.1 million (December 31, 2020 – $2.2 million) with respect to the Director DSU and DRSU plans has been recorded to Accounts Payable on the Condensed Consolidated Balance Sheets.

Equity-settled LTI Plans

The following table summarizes the cumulative share-based compensation expense recognized to-date, which is recorded to Paid-in Capital on the Condensed Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At March 31, 2021 ($ thousands, except for years)	PSU(1)	RSU	Total
Cumulative recognized share-based compensation expense	$5,736	$7,314	$13,050
Unrecognized share-based compensation expense	13,204	11,257	24,461
Fair value	$18,940	$18,571	$37,511
Weighted-average remaining contractual term (years)	1.9	1.5
(1)	Includes estimated performance multipliers.

The Company directly withholds shares on PSU and RSU settlements for tax-withholding purposes. For the three months ended March 31, 2021, $4.5 million (2020 – $7.2 million) in cash withholding taxes were paid.

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c) Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

	Three months ended March 31,
(thousands, except per share amounts)	2021	2020
Net income/(loss)	$14,697	$2,876

Weighted average shares outstanding – Basic	244,066	222,357
Dilutive impact of share-based compensation	2,832	943
Weighted average shares outstanding – Diluted	246,898	223,300
Net income/(loss) per share
Basic	$0.06	$0.01
Diluted	$0.06	$0.01

17) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At March 31, 2021, the carrying value of cash, accounts receivable, accounts payable, and dividends payable approximated their fair value due to the short-term maturity of the instruments.

At March 31, 2021, the senior notes had a carrying value of $484.1 million and a fair value of $496.0 million (December 31, 2020 – $490.4 million and $494.1 million, respectively). The fair value of the term loan approximates its carrying value as it bears interest at floating rates and the credit spread approximates current market rates.

The fair value of derivative contracts, senior notes, and term loan are considered level 2 fair value measurements. There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The derivative financial assets and liabilities on the Condensed Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the income statement change in fair value for the three months ended March 31, 2021 and 2020:

	Three months ended March 31,		Income Statement
Gain/(Loss) ($ thousands)	2021	2020	Presentation
Equity Swaps	$592	$(1,908)	G&A expense
Commodity Derivative Instruments:
Oil	(51,669)	98,336	Commodity derivative
Gas	1,235	—	instruments
Total	$(49,842)	$96,428

The following table summarizes the effect of Enerplus’ commodity derivative instruments on the Condensed Consolidated Statements of Income/(Loss):

	Three months ended March 31,
($ thousands)	2021	2020
Change in fair value gain/(loss)	$(50,434)	$98,336
Net realized cash gain/(loss)	(19,409)	33,005
Commodity derivative instruments gain/(loss)	$(69,843)	$131,341

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The following table summarizes the fair values of derivative financial instruments at the respective period ends:

	March 31, 2021			December 31, 2020
	Assets	Liabilities		Assets	Liabilities
($ thousands)	Current	Current	Long-term	Current	Current	Long-term
Equity Swaps	$—	$3,021	$—	$—	$3,613	$—
Commodity Derivative Instruments:
Oil	—	115,923	39,720	—	15,648	—
Gas	4,785	—	—	3,550	—	—
Total	$4,785	$118,944	$39,720	$3,550	$19,261	$—

On March 10, 2021, the outstanding crude oil hedges acquired with the Bruin acquisition were recorded at fair value, resulting in a liability of $96.5 million on the Consolidated Balance Sheets. Realized and unrealized gains and losses on the acquired hedges are recognized in the Consolidated Statement of Income/(Loss) and the Consolidated Balance Sheets to reflect changes in crude oil prices from the closing date of the Bruin acquisition. For the three months ended March 31, 2021 the Company recorded a realized gain of $0.5 million on the first settlement of the Bruin hedges. The Company recognized an unrealized gain of $17.4 million in the Consolidated Statement of Income/(Loss) for the change in the fair value of the Bruin hedges during the quarter of 2021. At March 31, 2021, the fair value of the Bruin hedges was a liability of $70.9 million.

c) Risk Management

i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus’ policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes, net of royalties and production taxes.

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The following tables summarize Enerplus’ price risk management positions at May 5, 2021:

Crude Oil Instruments:

Instrument Type(1)(2)	bbls/day	US$/bbl

Apr 1, 2021 – Jun 30, 2021
WTI Purchased Put	20,000	40.90
WTI Sold Put	20,000	32.00
WTI Sold Call	20,000	50.72
UHC Differential Swap	1,500	(1.80)

Jul 1, 2021 – Dec 31, 2021
WTI Purchased Put	23,000	46.39
WTI Sold Put	23,000	36.39
WTI Sold Call	23,000	56.70
UHC Differential Swap	1,500	(1.80)

Jan 1, 2022 – Dec 31, 2022
WTI Purchased Put	17,000	50.00
WTI Sold Put	17,000	40.00
WTI Sold Call	17,000	57.91

Hedges acquired from Bruin(3)
Apr 1, 2021 – Jun 30, 2021
WTI Swap	9,750	42.16

Jul 1, 2021 – Dec 31, 2021
WTI Swap	8,465	42.52

Jan 1, 2022 – Dec 31, 2022
WTI Swap	3,828	42.35

Jan 1, 2023 – Oct 31, 2023
WTI Swap	250	42.10
WTI Purchased Put	2,000	5.00
WTI Sold Call	2,000	75.00

Nov 1, 2023 – Dec 31, 2023
WTI Purchased Put	2,000	5.00
WTI Sold Call	2,000	75.00
(1)	The total average deferred premium on outstanding hedges is US$0.67/bbl from April 1, 2021 to December 31, 2021 and US$1.22/bbl from January 1, 2022 to December 31, 2022.
(2)	Transactions with a common term have been aggregated and presented at weighted average prices and volumes.
(2)	Upon closing the Bruin acquisition, Bruin’s outstanding hedges were recorded at a fair value of $96.5 million on the Condensed Consolidated Balance Sheets. Realized and unrealized gains and losses on the acquired hedges are recognized in Consolidated Statement of Income/(Loss) and the Consolidated Balance Sheets to reflect changes in crude oil prices from the date of closing the Bruin acquisition.

Natural Gas Instruments:

Instrument Type(1)	MMcf/day	US$/Mcf

Apr 1, 2021 – Oct 31, 2021
NYMEX Swap	60.0	2.90
NYMEX Purchased Put	40.0	2.75
NYMEX Sold Put	40.0	2.15
NYMEX Sold Call	40.0	3.25
(1)	Transactions with a common term have been aggregated and presented at a weighted average price/Mcf.

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, U.S. dollar denominated senior notes, term loan, cash deposits and working capital. Additionally, Enerplus’ crude oil sales and a significant portion of its natural gas sales are based on U.S. dollar indices. To mitigate exposure to fluctuations in foreign exchange, Enerplus may enter into foreign exchange derivatives. At March 31, 2021, Enerplus did not have any foreign exchange derivatives outstanding.

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Enerplus may designate certain U.S. dollar denominated debt as a hedge of its net investment in foreign operations for which the U.S. dollar is the functional currency. The unrealized foreign exchange gains and losses arising from the translation of the debt are recorded in Other Comprehensive Income/(Loss), net of tax, and are limited to the translation gain or loss on the net investment. At March 31, 2021, Enerplus designated all of its US$385.4 million senior notes and its US$400 million term loan as a hedge of the Company’s net investment in its U.S. subsidiary. For the three months ended March 31, 2021, Enerplus recorded a $8.5 million gain, net of tax on its net investment hedge.

Interest Rate Risk:

At March 31, 2021, approximately 49% of Enerplus’ debt was based on fixed interest rates and 51% on floating interest rates, with weighted average interest rates of 4.4% and 1.8%, respectively. At March 31, 2021, Enerplus did not have any interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 16. Enerplus has entered into various equity swaps maturing in 2021 that effectively fix the future settlement cost on a portion of its cash settled LTI plans.

ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables. Enerplus has appropriate policies and procedures in place to manage its credit risk; however, given the recent rapid decline in commodity prices, Enerplus is subject to an increased risk of financial loss due to non-performance or insolvency of its counterparties.

Enerplus mitigates credit risk through credit management techniques including conducting financial assessments to establish and monitor counterparties’ credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus’ maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At March 31, 2021, approximately 75% of Enerplus’ marketing receivables were with companies considered investment grade.

Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts of future payments or seeking other remedies including legal action. Enerplus’ allowance for doubtful accounts balance at March 31, 2021 was $5.1 million (December 31, 2020 – $3.6 million).

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash and cash equivalents) and shareholders’ capital. Enerplus’ objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current crude oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, share repurchases, access to capital markets, as well as acquisition and divestment activity.

At March 31, 2021, Enerplus was in full compliance with all covenants under the bank credit facility, term loan, and outstanding senior notes. If the Company exceeds or anticipates exceeding its covenants, the Company may be required to repay, refinance, or renegotiate the terms of the debt.

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18) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

	Three months ended March 31,
($ thousands)	2021	2020
Accounts receivable	$(64,168)	$80,816
Other assets	3,148	(407)
Accounts payable	(22,708)	(60,103)
Non-cash operating activities	$(83,729)	$20,306

b) Changes in Non-Cash Financing Working Capital

	Three months ended March 31,
($ thousands)	2021	2020
Non-cash financing activities(1)	$343	$9
(1)	Relates to changes in dividends payable and included in dividends on the Condensed Consolidated Statements of Cash Flows.

c) Changes in Non-Cash Investing Working Capital

	Three months ended March 31,
($ thousands)	2021	2020
Fair value of Bruin PP&E acquired	$652,920	$—
Cash paid for Bruin acquisition	(528,597)	—
Liabilities assumed	$124,323	$—

	Three months ended March 31,
($ thousands)	2021	2020
Non-cash investing activities, excluding Bruin acquisition(1)	$14,153	$36,195
(1)	Relates to changes in accounts payable for capital and office expenditures and included in capital and office expenditures on the Condensed Consolidated Statements of Cash Flows.

d) Other

	Three months ended March 31,
($ thousands)	2021	2020
Cash income taxes paid/(received)	$5	$(30,167)
Cash interest paid	3,217	3,287

19) SUBSEQUENT EVENTS

a)	On April 8, 2021, the Company announced it had entered into a purchase agreement to acquire assets in the Williston Basin from Hess Corporation for total cash consideration of approximately US$312 million, subject to customary purchase price adjustments. The acquisition was funded using the Company’s existing cash balance with the remaining portion funded through borrowing on its bank credit facility. The acquisition closed on April 30, 2021.

b)	Subsequent to the quarter, Enerplus increased and extended its senior, unsecured, covenant-based bank credit facility to US$900 million from US$600 million with a maturity of October 31, 2025. As part of the extension, the company transitioned the facility to a sustainability-linked credit facility incorporating environmental, social and governance (“ESG”)-linked incentive pricing terms which reduce or increase the borrowing costs by up to 5 basis points as Enerplus’ sustainability performance targets (“SPT”) are exceeded or missed. The SPTs are based on the following ESG goals of the company:
●	GHG Emissions: continuous progress toward Enerplus’ stated goal of a 50% reduction in corporate Scope 1 and 2 greenhouse gas emissions intensity by 2030, using 2019 as a baseline and measurement based on Enerplus’ annual internal targets
●	Water Management: achieve a 50% reduction in freshwater usage in corporate well completions by 2025 or earlier compared to 2019, with progress to be measured on an annual basis over the life of the credit facility
●	Health & Safety: achieve and maintain a 25% reduction in the Company’s Lost Time Injury Frequency, based on a trailing 3-year average, relative to a 2019 baseline
c)	Subsequent to the quarter, the Company’s Board of Directors approved a 10% increase to the dividend to $0.033 per share paid quarterly, from $0.01 per share paid monthly previously. The increased quarterly dividend is payable on June 15, 2021 to all shareholders of record at the close of business on May 28, 2021. The ex-dividend date for this payment is May 27, 2021.

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